Mail Stop 4720

October 28, 2009

Michael L. Kranda
Chief Executive Officer
Anesiva, Inc.
650 Gateway Boulevard
South San Francisco, California 94080

      Re: **Anesiva, Inc.**
               Preliminary Proxy Statement on Form PREM14A
               Filed August 11, 2009
               File No. 000-50573

Dear Mr. Kranda:

      We have completed our review of your Proxy Statement on Form PREM14A and your related filings and have no further comments at this time.

               Sincerely,

               Jeffrey Riedler
               Assistant Director

cc: Matthew Hemington
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155